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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2003

Commission File Number 001-11145

BIOVAIL CORPORATION

(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5

(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

BIOVAIL CORPORATION

QUARTERLY REPORT

        This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (Registration No. 333-92229) and on Form F-10 (Registration No. 333-14048) of Biovail Corporation.

INDEX

PART I — FINANCIAL INFORMATION

Financial Statements
Consolidated Balance Sheets as at March 31, 2003 and December 31, 2002	2
Consolidated Statements of Income for the three months ended March 31, 2003 and 2002	3
Consolidated Statements of Deficit for the three months ended March 31, 2003 and 2002	4
Consolidated Statements of Cash Flows for the three months ended March 31, 2003 and 2002	5
Condensed Notes to the Consolidated Financial Statements	6
Management's Discussion and Analysis of Financial Condition and Results of Operations	11
Quantitative and Qualitative Disclosure about Market Risk	17

PART II — OTHER INFORMATION

Operational Information	20
Legal Proceedings	21
Material Issued to Shareholders	21
Certifications	21

         All dollar amounts in this report are expressed in U.S. dollars.

        As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms, as well as references to "Biovail" or the "Company", mean Biovail Corporation together with its subsidiaries.

        The following words and logos are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Biovail, Cardizem®, Tiazac®, Teveten®, Vasotec®, Vaseretic®, CEFORM™, Shearform™, FlashDose®, Instatab™, SportSafe™, DrinkUp™ and Cardisense®.

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS
In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)

	March 31 2003	December 31 2002
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$13,225	$56,080
Accounts receivable	198,923	190,980
Inventories	65,475	53,047
Deposits and prepaid expenses	25,433	21,524

	303,056	321,631
Long-term investments	80,330	79,324
Property, plant and equipment, net	146,094	136,784
Goodwill, net	102,316	102,212
Intangible assets, net	1,032,995	1,080,503
Other assets, net	108,575	113,350

	$1,773,366	$1,833,804

LIABILITIES
Current
Accounts payable	$59,173	$71,641
Accrued liabilities	99,709	95,289
Income taxes payable	38,470	35,691
Deferred revenue	32,850	19,947
Current portion of long-term obligations	113,196	122,590

	343,398	345,158
Deferred revenue	17,050	18,200
Long-term obligations	496,299	624,760

	856,747	988,118

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 158,251,371 and 158,120,144 issued and outstanding at March 31, 2003 and December 31, 2002, respectively	1,435,313	1,433,624
Stock options outstanding	4,178	4,856
Executive Stock Purchase Plan loans	(9,988)	(9,988)
Deficit	(517,422)	(580,413)
Accumulated other comprehensive income (loss)	4,538	(2,393)

	916,619	845,686

	$1,773,366	$1,833,804

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended March 31
	2003	2002
REVENUE
Product sales	$126,914	$129,854
Research and development	2,600	5,713
Co-promotion, royalty and licensing	61,876	19,686

	191,390	155,253

EXPENSES
Cost of goods sold	37,412	35,716
Research and development	18,006	10,468
Selling, general and administrative	46,157	39,337
Amortization	40,521	12,509
Recovery from product supply agreements	(24,755)	—

	117,341	98,030

Operating income	74,049	57,223
Interest income	3,067	1,514
Interest expense	(9,982)	(1,693)
Other income	507	—

Income before provision for income taxes	67,641	57,044
Provision for income taxes	4,650	3,993

Net income	$62,991	$53,051

Earnings per share
Basic	$0.40	$0.35

Diluted	$0.39	$0.32

Weighted average number of common shares outstanding (000s)
Basic	158,197	153,668

Diluted	159,493	166,493

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT
In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31
	2003	2002
Deficit, beginning of period	$(580,413)	$(280,004)
Net income	62,991	53,051

	(517,422)	(226,953)
Excess of cost of common shares acquired over the stated capital thereof	—	(209,717)

Deficit, end of period	$(517,422)	$(436,670)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$62,991	$53,051
Add (deduct) items not involving cash
Depreciation and amortization	44,174	15,104
Amortization of deferred financing costs	684	380
Amortization of discounts on long-term obligations	2,090	693
Compensation cost for employee stock options	500	500
Other	(1,685)	—

	108,754	69,728
Net change in non-cash operating items	(4,952)	41,689

Cash provided by operating activities	103,802	111,417

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(8,368)	(8,149)
Acquisition of intangible assets	—	(227,000)
Acquisition of long-term investment	—	(2,509)

Cash used in investing activities	(8,368)	(237,658)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	1,689	3,326
Repurchase of common shares	—	(260,291)
Proceeds from the exercise of warrants	—	306
Repayments under revolving term credit facility	(100,000)	—
Repayments of other long-term obligations	(40,000)	(4,000)
Issuance of Senior Subordinated Notes, net of financing costs	—	384,280

Cash provided by (used in) financing activities	(138,311)	123,621

Effect of exchange rate changes on cash and cash equivalents	22	1

Decrease in cash and cash equivalents	(42,855)	(2,619)
Cash and cash equivalents, beginning of period	56,080	434,891

Cash and cash equivalents, end of period	$13,225	$432,272

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with U.S. generally accepted accounting principles
(Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)
(Unaudited)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail is incorporated under the laws of the Province of Ontario, Canada. The Company is a full-service pharmaceutical company engaged in the formulation of pharmaceutical products utilizing advanced oral drug delivery technologies, clinical testing, registration, manufacturing, sale and promotion of pharmaceutical products targeting the cardiovascular (including Type II diabetes), central nervous system, pain management and niche therapeutic areas. The Company's common shares trade on the New York Stock Exchange and the Toronto Stock Exchange.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. generally accepted accounting principles. The interim financial statements have been prepared using accounting policies that are consistent with policies used in preparing the Company's 2002 annual audited consolidated financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  Stock-based compensation

  Under the provisions of the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can continue to recognize compensation cost using the intrinsic value-based method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income and earnings per share must be presented in the financial statements as if the fair value-based method had been applied.

  The Company recognizes employee stock-based compensation costs under the intrinsic value-based method of APB No. 25. Accordingly, no compensation expense for stock options granted to employees at fair market value has been included in the determination of net income for the three months ended March 31, 2003 and 2002. For the three months ended March 31, 2003 and 2002, the Company recorded $500,000 of compensation expense in each period for stock options granted to employees of DJ Pharma, Inc. on acquisition. The following table presents the Company's pro forma net income and earnings per share as if the fair value-based method of SFAS No. 123 had been applied for all options granted:

	Three Months Ended March 31
	2003	2002
Net income as reported	$62,991	$53,051
Total stock-based compensation expense determined under fair value-based method	5,240	3,009

Pro forma net income	57,751	50,042

Basic earnings per share
As reported	$0.40	$0.35
Pro forma	$0.37	$0.33
Diluted earnings per share
As reported	$0.39	$0.32
Pro forma	$0.36	$0.30

  The fair values of all stock options granted during the three months ended March 31, 2003 and 2002 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three Months Ended March 31
	2003	2002
Expected option life (years)	4.0	3.7
Volatility	53.6%	44.2%
Risk-free interest rate	4.1%	4.5%

  The Black-Scholes option-pricing model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, the Company does not believe that these models necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

  Recent accounting pronouncements

  In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 clarifies and expands on existing disclosure requirements for a guarantor regarding its obligations under certain guarantees it has issued. FIN No. 45 also requires that the guarantor must recognize a liability for the fair value of its obligations under certain guarantees. The provisions of FIN No. 45 are effective for guarantees entered into after December 31, 2002. At March 31, 2003, the Company had no outstanding guarantees.

  In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires consolidation of a variable interest entity by the primary beneficiary of the entity's expected results of operations. FIN No. 46 also requires certain disclosures by all holders of a significant variable interest in a variable interest entity that are not the primary beneficiary. FIN No. 46 is effective immediately for variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, FIN No. 46 is effective in the first interim or annual period beginning after June 15, 2003. The adoption of FIN No. 46 is not expected to have a material effect on the Company's financial position or results of operations.

  In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company has not determined what effect, if any, the adoption of SFAS No. 149 will have on its financial position or results of operations.

  In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for the measurement and classification of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. Effective June 1, 2003, the Company will account for financial instruments in accordance with SFAS No. 150.

3.     INVENTORIES

	March 31 2003	December 31 2002
Raw materials	$23,304	$14,949
Work in process	13,376	11,901
Finished goods	28,795	26,197

	$65,475	$53,047

4.     INTANGIBLE ASSETS

	March 31, 2003		December 31, 2002
	Cost	Accumulated amortization	Cost	Accumulated amortization
Brand names	$596,223	$55,428	$596,223	$47,794
Product rights	563,812	87,797	571,105	55,531
Core technology	18,885	2,700	18,885	2,385

	1,178,920	$145,925	1,186,213	$105,710

Less accumulated amortization	145,925		105,710

	$1,032,995		$1,080,503

  Amortization expense amounted to $40,521,000 and $12,777,000 for the three months ended March 31, 2003 and 2002, respectively.

5.     LONG-TERM OBLIGATIONS

	March 31 2003	December 31 2002
Senior Subordinated Notes	$400,000	$400,000
Unamortized discount	(2,555)	(2,646)
Fair value adjustment	15,129	15,239

	412,574	412,593
Wellbutrin® obligation	70,617	69,961
Vasotec® obligation	68,904	67,942
Zovirax obligation	41,037	80,656
Revolving term credit facility	10,000	110,000
Deferred compensation	6,363	6,198

	609,495	747,350
Less current portion	113,196	122,590

	$496,299	$624,760

  Interest expense on long-term obligations amounted to $9,284,000 and $1,396,000 for the three months ended March 31, 2003 and 2002, respectively. Interest expense included the amortization of the discounts on long-term obligations of $2,091,000 and $693,000 for the three months ended March 31, 2003 and 2002, respectively.

  Revolving term credit facility

  At March 31, 2003, the Company had advances of $10,000,000 borrowed under the credit facility and a letter of credit of $93,170,000 issued under the credit facility. The letter of credit secures the remaining semi-annual payments the Company is required to make under the Vasotec® and Vaseretic® agreement. The Company had a remaining balance of $496,830,000 available to borrow under the credit facility.

  Interest rate swap contracts

  The fair value of the fixed rate 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes") is affected by changes in interest rates. The Company manages this exposure to interest rate changes through the use of interest rate swap contracts, which are recorded at fair value in the Company's consolidated balance sheets. In June 2002, the Company entered into three interest rate swap contracts of aggregate $200,000,000 notional amount, which have been designated as a hedge of the Notes. The interest rate swaps effectively modify the Company's exposure to interest rate fluctuations by converting the interest payable on one-half of the fixed rate Notes to a floating rate. The contracts involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month London Interbank Offering Rate plus a spread of 2.69% to 2.99%, without an exchange of the underlying principal amount. Net receipts or payments relating to the interest rate swaps are recorded as an adjustment to interest expense.

  At March 31, 2003, the fair value of the interest rate swap contracts of $19,044,000 was included in other assets with a respective offsetting $15,129,000 fair value adjustment added to the carrying value of the Notes in long-term obligations. For the three months ended March 31, 2003, the Company recognized other income of $507,000 related to the ineffective portion of the interest rate swaps.

6.     COMMON SHARES

  During the three months ended March 31, 2003, the Company issued 131,227 common shares on the exercise of stock options for proceeds of $1,689,000. The number of stock options outstanding at March 31, 2003 and December 31, 2002 were 6,882,265 and 5,924,615, respectively. During the three months ended March 31, 2003, 1,134,020 stock options were granted, 131,227 stock options were exercised and 45,143 stock options were forfeited.

7.     RECOVERY FROM PRODUCT SUPPLY AGREEMENTS

  During the three months ended March 31, 2003, the Company reached settlements under previously disputed product supply agreements with: (i) Eli Lilly and Company ("Lilly"), with respect to Lilly's breach of contract due to its inability to supply Keftab to the Company, and (ii) Mylan Pharmaceuticals, Inc. ("Mylan"), with respect to Mylan's breach of contract relating to its supply to the Company of its bioequivalent version of Verelan ("Verapamil").

  Lilly

  In March 2003, the Company negotiated a full and final settlement with Lilly with respect to Lilly's failure to supply Keftab and, as a result, the Company returned all of its right, title and interest in Keftab to Lilly. The settlement payment included the following amounts: (i) the recoverable value of the Keftab product right recorded in intangible assets, (ii) compensation for the value of the destroyed Keftab inventory recorded as a long-term receivable from Lilly, (iii) a reimbursement for legal and other expenses incurred by the Company during the three months ended March 31, 2003, and (iv) interest. The remaining amount of the settlement payment was recorded as a recovery from product supply agreements and represented the gross profit lost by the Company on account of Lilly's recall of Keftab and a share of the value of the Keftab product right that was written-off by the Company in December 2001.

  Mylan

  In March 2003, an arbitration tribunal awarded the Company damages with respect to Mylan's failure to supply Verapamil. The settlement payment included the following amounts: (i) a reimbursement for legal expenses incurred by the Company during the three months ended March 31, 2003, and (ii) interest. The remaining amount of the settlement payment was recorded as a recovery from product supply agreements and represented the profit lost by the Company on sales of Verapamil.

8.     EARNINGS PER SHARE

  Earnings per share were computed as follows:

	Three Months Ended March 31
	2003	2002
Net income	$62,991	$53,051

Basic weighted average number of common shares outstanding (000s)	158,197	153,668
Dilutive effect of stock options (000s)	1,296	3,892
Dilutive effect of warrants (000s)	—	8,933

Diluted weighted average number of common shares outstanding (000s)	159,493	166,493

Basic earnings per share	$0.40	$0.35
Diluted earnings per share	$0.39	$0.32

9.     COMPREHENSIVE INCOME

  Comprehensive income comprised the following:

	Three Months Ended March 31
	2003	2002
Net income	$62,991	$53,051

Other comprehensive income (loss)
Foreign currency translation adjustment	6,210	(108)
Unrealized holding gain on long-term investments	721	—

Other comprehensive income (loss)	6,931	(108)

Comprehensive income	$69,922	$52,943

10.   CASH FLOW INFORMATION

  Net change in non-cash operating items

	Three Months Ended March 31
	2003	2002
Accounts receivable	$7,074	$28,186
Inventories	(12,293)	(4,277)
Deposits and prepaid expenses	(3,909)	459
Accounts payable and accrued liabilities	(10,362)	17,693
Income taxes payable	2,784	4,453
Deferred revenue	11,754	(4,825)

	$(4,952)	$41,689

11.   SEGMENTED INFORMATION

  The Company operates in one operating segment — the development and commercialization of pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

12.   SUBSEQUENT EVENT

  In April 2003, Biovail entered into an agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development for $44,000,000. The four products under development are Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, Isochron (isosorbide-5-mononitrate), a long-acting nitrate formulation for the treatment of angina, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol. Athpharma will complete the development of the products and Biovail will pay approximately $20,000,000 of the development costs. Biovail will also make aggregate payments of approximately $24,000,000 to Athpharma subject to the attainment of certain milestones and will pay Athpharma royalties on the approval and commercialization of each product.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in U.S. dollars)

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with U.S. generally accepted accounting principles ("GAAP") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

ACQUISITION

        In April 2003, we entered into an agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development for $44 million. The four products under development are Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, Isochron (isosorbide-5-mononitrate), a long-acting nitrate formulation for the treatment of angina, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol. Athpharma will complete the development of the products and we will pay approximately $20 million of the development costs. We will also make aggregate payments of approximately $24 million to Athpharma subject to the attainment of certain milestones and pay Athpharma royalties on the approval and commercialization of each product.

        We are in the process of determining the allocation of the purchase price; however, we anticipate that a substantial portion of the purchase price will be allocated to acquired research and development, which will be expensed in the second quarter of 2003.

RESULTS OF OPERATIONS

        Total revenue in the first quarter of 2003 was $191.4 million, an increase of $36.1 million or 23% from $155.3 million in the first quarter of 2002. Net income in the first quarter of 2003 was $63.0 million, or diluted earnings per share of $0.39, compared to net income of $53.1 million, or diluted earnings per share of $0.32, in the first quarter of 2002. Net income and diluted earnings per share increased by 19% and 22%, respectively, in the first quarter of 2003 compared to the first quarter of 2002.

REVENUE

        Our revenue is derived from sales of pharmaceutical products, providing research and development services, and the co-promotion of pharmaceutical products, as well as from royalties and license fees. Product sales include sales of products developed and manufactured by us for distribution by our licensees and direct marketing to physicians in the United States and Canada of proprietary and in-licensed products. Research and development revenue relates to product development activity in collaboration with third parties and pharmaceutical contract research services. Fees for co-promotion services are earned on sales of co-promoted products developed by other companies. Royalties primarily arise on sales of the products we developed or acquired and from our interests in certain licensed products obtained through our acquisitions of Pharma Pass LLC and Pharma Pass S.A. (collectively, "Pharma Pass"). License fees are derived from the license of our technologies or product rights.

        The following table displays, for each period indicated, the dollar amount of each source of revenue and the total, and the percentage change in the dollar amount of each source and the total as compared to the corresponding prior year period.

	Three Months Ended March 31
[In 000s]	2003	2002	Percentage Change
Product sales	$126,914	$129,854	(2%	)
Research and development	2,600	5,713	(54%	)
Co-promotion, royalty and licensing	61,876	19,686	214%

	$191,390	$155,253	23%

Product sales

        Product sales were $126.9 million in the first quarter of 2003 compared to $129.9 million in the first quarter of 2002, a decrease of $3.0 million or 2%.

        In January 2003, we received U.S. Food and Drug Administration ("FDA") approval for Zovirax Cream, indicated for the treatment of cold sores, and we intend to launch this product in mid-2003.

        In February 2003, we received FDA approval for Teveten® HCT, indicated for the treatment of hypertension. In March 2003, we began to actively promote Teveten® HCT in the United States in collaboration with our co-promotion partner Reliant Pharmaceuticals LLC ("Reliant"). In addition to Teveten® HCT, our U.S. sales organization and Reliant are co-promoting our Cardizem® LA, Zovirax, Teveten®, Rondec and Cedax products in the United States.

        The added contribution from Teveten® HCT, as well as from Vasotec® and Vaseretic® in the United States and Wellbutrin® SR and Zyban® in Canada, was more than offset by a decline in Cardizem® CD sales that occurred in anticipation of our launch of Cardizem® LA in April 2003, resulting in an overall decline in product sales in the first quarter of 2003 compared to the first quarter of 2002.

        In April 2003, Andrx Corporation ("Andrx") received FDA approval to market its bioequivalent version of Tiazac® in the United States. Consequently, we expect a decline in our sales of Tiazac® following the entry of Andrx' product in the U.S. market. Tiazac® sales in the United States have historically represented a significant portion of our total product sales, accounting for approximately 10% of total product sales in the first quarter of 2003. We have launched our own bioequivalent version of Tiazac®, through our marketing partner — Forest Laboratories Inc. ("Forest"), to compete with Andrx' product. In addition, we are entitled to receive a royalty from Andrx based on the net sales of its product.

Research and development

        Research and development activities generated revenue of $2.6 million in the first quarter of 2003 compared to $5.7 million in the first quarter of 2002, a decrease of $3.1 million or 54%.

        In the first quarter of 2002, research and development revenue included revenue associated with the development of our once-daily formulation of bupropion hydrochloride ("Wellbutrin XL") in collaboration with GlaxoSmithKline plc ("GSK"). During 2002, we completed the development of Wellbutrin XL and GSK filed a New Drug Application ("NDA") for the product in August 2002. In the first quarters of 2003 and 2002, our remaining research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation.

Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing activities generated revenue of $61.9 million in the first quarter of 2003 compared to $19.7 million in the first quarter of 2002, an increase of $42.2 million or 214%.

        In the first quarters of 2003 and 2002, co-promotion revenue was related to the co-promotion of GSK's Wellbutrin SR in the United States and the co-promotion of H. Lundbeck A/S' Celexa in Canada. In the first quarter of 2003, we concluded our co-promotion of Wellbutrin SR in the United States and we earned the final quarterly increment from GSK of $10 million.

        Royalty revenue increased in the first quarter of 2003 compared to the first quarter of 2002 due to the contribution from our interest in the gross profit on sales by a third party of a bioequivalent version of Prilosec. in the first quarters of 2003 and 2002, most of our remaining royalty revenue was derived from royalties on sales of Tiazac® by Forest and from royalties associated with sales of bioequivalent versions of Cardizem® by third parties.

OPERATING EXPENSES

        The following table displays, for each period indicated, the dollar amount of each operating expense item and the total, and the percentage change in the dollar amount of each item and the total as compared to the corresponding prior year period.

	Three Months Ended March 31
[In 000s]	2003	2002	Percentage Change
Cost of goods sold	$37,412	$35,716	5%
Research and development	18,006	10,468	72%
Selling, general and administrative	46,157	39,337	17%
Amortization	40,521	12,509	224%

	$142,096	$98,030	45%

Cost of goods sold and gross margins

        Cost of goods sold was $37.4 million in the first quarter of 2003 compared to $35.7 million in the first quarter of 2002, an increase of $1.7 million or 5%.

        Gross margins based on product sales were 71% and 72% for the first quarters of 2003 and 2002, respectively. Gross margins are impacted period to period by sales volumes, pricing, product mix and manufacturing volumes. The gross margin in the first quarter of 2003 was affected by a lower proportion of higher margin Cardizem® CD sales in the overall product mix and the additions of Zovirax Ointment, Teveten® and Teveten® HCT sales, which had lower margins relative to other of our products, offset by the inclusion of Vasotec® and Vaseretic® sales, which generated higher margins relative to other of our products.

Research and development

        Research and development expenses were $18.0 million in the first quarter of 2003 compared to $10.4 million in the first quarter of 2002, an increase of $7.6 million or 72%. As a percentage of total revenue, research and development expenses were 9% in the first quarter of 2003 compared to 7% in the first quarter of 2002.

        Research and development expenses reflect direct spending on the development of branded and bioequivalent products utilizing advanced oral drug delivery technologies. In the ordinary course of business, we enter into research and development collaborations with third parties to provide formulation and other services for our products under development. These third party developers are typically compensated through a combination of fees for service, milestone payments and/or royalty payments from future sales of the products under development.

        The increase in research and development expenses in the first quarter of 2003 compared to the first quarter of 2002 reflected an increase in clinical activity to support the upcoming submission of a supplemental NDA for an angina indication for Cardizem® LA, as well as to support the upcoming NDA submissions for our once-daily formulations of tramadol, for the signs and symptoms of osteoarthritis, and metformin, for the treatment of Type II diabetes.

Selling, general and administrative

        Selling, general and administrative expenses were $46.2 million in the first quarter of 2003 compared to $39.3 million in the first quarter of 2002, an increase of $6.9 million or 17%. As a percentage of total revenue, selling, general and administrative expenses were 24% in the first quarter of 2003 compared to 25% in the first quarter of 2002.

        The increase in selling, general and administrative expenses in the first quarter of 2003 compared to the first quarter of 2002 reflected an increase in costs associated with our expanded U.S. sales organization, as well as co-promotion fees payable to Reliant and sales and marketing costs associated with the launch of Teveten® HCT.

Amortization

        Amortization expense was $40.5 million in the first quarter of 2003 compared to $12.5 million in the first quarter of 2002, an increase of $28.0 million or 224%. As a percentage of total revenue, amortization expense was 21% in the first quarter of 2003 compared to 8% in the first quarter of 2002.

        The increase in amortization expense in the first quarter of 2003 compared to the first quarter of 2002 reflected the incremental amortization associated with the acquisitions of Vasotec® and Vaseretic® in the United States and Wellbutrin® and Zyban® in Canada, as well as the amortization of our interest in the gross profit on sales of a bioequivalent version of Prilosec.

Recovery from product supply agreements

        The $24.8 million reduction in operating expenses attributable to recovery from product supply agreements related to our settlements with Eli Lilly and Company ("Lilly"), with respect to Lilly's breach of contract due to its inability to supply us with Keftab, and with Mylan Pharmaceuticals, Inc. ("Mylan"), with respect to Mylan's breach of contract relating to its supply to us of its bioequivalent version of Verelan.

OPERATING INCOME

        Operating income was $74.0 million in the first quarter of 2003 compared to $57.2 million in the first quarter of 2002, an increase of $16.8 million or 29%. As a percentage of total revenue, operating income was 39% in the first quarter of 2003 compared to 37% in the first quarter of 2002.

        The increase in operating income in the first quarter of 2003 compared to the first quarter of 2002 was mainly due to the contribution from our interest in the gross profit on sales of a bioequivalent version of Prilosec, net of the related amortization expense, and the recovery from product supply agreements.

NON-OPERATING ITEMS

Interest income and expense

        Interest income was $3.1 million in the first quarter of 2003 compared to $1.5 million in the first quarter of 2002. Interest income in the first quarter of 2003 included interest on our settlements with Lilly and Mylan. In the first quarters of 2003 and 2002, our remaining interest income was earned on our investment portfolio, which is comprised primarily of high-grade government and corporate securities.

        Interest expense was $10.0 million in the first quarter of 2003 compared to $1.7 million in the first quarter of 2002, an increase of $8.3 million or 490%. The increase in interest expense in the first quarter of 2003 compared to the first quarter of 2002 was primarily related to interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"). In June 2002, we entered into three interest rate swap contracts of aggregate $200 million notional amount, which are designated as a fair value hedge of one-half of our Notes. The contracts involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments based on six-month London Interbank Offering Rate ("LIBOR") plus a spread. Net receipts or payments relating to the interest rate swaps are recorded as an adjustment to interest expense.

Other income

        The change in the fair values of the interest rate swap contracts and the offsetting change in the fair value of the portion of our Notes being hedged are recognized in other income. The net gain recognized in the first quarter of 2003 related to the ineffective portion of the fair value hedge.

Provision for income taxes

        Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $4.7 million and $4.0 million in the first quarters of 2003 and 2002, respectively. The low effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. In addition, our effective tax rate was affected by the low profitability of our operations in the United States due to the expansion of our sales organization and sales and marketing expenses related to new product launches.

EBITDA

        EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is a non-GAAP measure that does not have a standardized meaning and, as such, may not be comparable to similarly titled measures presented by other companies. We disclose EBITDA because we understand that certain investors use it as an indicator of a company's ability to meet debt service and capital expenditure requirements. This measure should not be considered in isolation or as a substitute for operating income, or as an indicator of our operating performance, or compared to cash flows from operating activities as a measure of liquidity. The following table displays the calculation of EBITDA.

	Three Months Ended March 31
[In 000s]
	2003	2002
Net income	$62,991	$53,051
Net interest expense	6,915	179
Provision for income taxes	4,650	3,993
Depreciation and amortization	44,174	15,104

EBITDA	118,730	72,327

        EBITDA was $118.7 million in the first quarter of 2003 compared to $72.3 million in the first quarter of 2002, an increase of $46.4 million or 64%. As a percentage of total revenue, EBITDA was 62% in the first quarter of 2003 compared to 47% in the first quarter of 2002.

        We disclose the ratio of EBITDA compared to interest expense because we understand that certain investors use it as an indicator of a company's ability to meet debt service requirements. This ratio is not necessarily comparable to similarly titled measures presented by other companies. The ratio of EBITDA to interest expense was 11.9 times and 42.7 times for the first quarters of 2003 and 2002, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        At March 31, 2003, we had cash and cash equivalents of $13.2 million compared to cash and cash equivalents of $56.1 million at December 31, 2002. We also maintain a $600 million revolving term credit facility, which may be used for general corporate purposes, including acquisitions. At March 31, 2003, we were in compliance with all financial and non-financial covenants associated with our credit facility. At March 31, 2003, we had advances of $10 million borrowed under our credit facility and we had a letter of credit with a balance of $93.2 million issued under our credit facility. The letter of credit secures the remaining semi-annual payments we are required to make under the Vasotec® and Vaseretic® agreement. At March 31, 2003, we had a remaining balance of $496.8 million available to borrow under our credit facility.

        Cash provided by operating activities was $103.8 million in the first quarter of 2003 compared to $111.4 million in the first quarter of 2002. Cash provided by operating activities reflected net income, after adjustments for items not involving cash, of $108.8 million in the first quarter of 2003 compared to $69.7 million in the first quarter of 2002. Net changes in non-cash operating items used cash of $5.0 million in the first quarter of 2003, mainly due to an increase in inventories and decreases in accounts payable and accrued liabilities, offset by an increase in deferred revenue. Net changes in non-cash operating items provided cash of $41.7 million in the first quarter of 2002, mainly due to a decrease in accounts receivable and increases in accounts payable and accrued liabilities.

        Net cash used in investing activities was $8.4 million in the first quarter of 2003 compared to $237.7 million in the first quarter of 2002. In the first quarter of 2003, investing activities comprised additions to property, plant and equipment. In the first quarter of 2002, investing activities comprised additions to property, plant and equipment of $8.1 million, the acquisitions of the rights to Zovirax and Teveten® for $133 million and $94 million, respectively, and an equity investment in Procyon Biopharma Inc. of $2.5 million.

        Net cash used in financing activities was $138.3 million in the first quarter of 2003 compared to net cash provided by financing activities of $123.6 million in the first quarter of 2002. In the first quarter of 2003, financing activities comprised proceeds of $1.7 million from the issuance of common shares on the exercise of stock options, the repayment of $100 million under our credit facility and the repayment of $40 million of the Zovirax obligation. In the first quarter of 2002, financing activities comprised proceeds of $3.3 million from the issuance of common shares on the exercise of stock options and warrants, as well as through our Employee Stock Purchase Plan, the repurchase of our common shares on the open market, under our stock repurchase program, for $260.3 million, the repayment of $4 million of the Adalat obligation and net proceeds of $384.3 million from the issuance of our Notes.

        Overall, our cash and cash equivalents decreased by $42.9 million and $2.6 million in the first quarters of 2003 and 2002, respectively.

Obligations and other matters

        At March 31, 2003, we had total long-term obligations of $609.5 million, including the current portion thereof, comprising the carrying value of our Notes of $412.6 million, obligations related to the acquisitions of intangible assets of aggregate $180.6 million, borrowings under our credit facility of $10 million and other of $6.4 million.

        On November 5, 2001, we filed a $1.5 billion base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, we filed a registration statement on Form F-10 covering those securities with the U.S. Securities and Exchange Commission ("SEC") under the multijurisdictional disclosure system. We may offer one or more of these types of securities in one or more offerings during the succeeding 25 months. One or more shareholders may also sell common shares pursuant to the base shelf prospectus. We will not receive any of the proceeds from any sale of common shares by the selling shareholders.

        At March 31, 2003, we had a balance of $424.4 million available under our base shelf prospectus to offer at our discretion. Our base shelf prospectus will expire in December 2003.

        We believe that the cash expected to be generated by our operations during 2003 along with existing capital resources and sources of financing will be sufficient to support most of our remaining 2003 operational, capital expenditure and interest requirements and our investment objectives, as well as to meet our obligations as they become due. We may issue additional debt in the remainder of 2003 to fund any remaining cash requirements. There can be no assurance that, if required, we would be able to issue such debt on favourable terms.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to interest rate risk. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars. A 10% change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Interest rate risk

        The primary objective of our investment policy is the protection of principal and, accordingly, we invest in high-grade government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our credit facility. Our credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. At our option we may lock in a rate of interest for a period of up to one year.

        The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and therefore the fair values of those obligations are affected by changes in interest rates.

        The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest rate changes through the use of interest rate swap contracts, which effectively modify our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate. At March 31, 2003, the fair value of the contracts was $19.0 million in our favour, which has been recorded in other assets, and the respective offsetting fair value adjustment to the carrying value of our Notes was $15.1 million, which has been recorded in long-term obligations.

        Based on our overall interest rate exposure at March 31, 2003, a 10% change in interest rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our cost method and available-for-sale investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general economic conditions. We regularly review the carrying values of our investments and record losses when events and circumstances indicate that there have been declines in their fair values. At March 31, 2003, we had cost method investments of $72.7 million and available-for-sale investments at fair value of $7.6 million. Based on the carrying values of our available-for-sale investments at March 31, 2003, adverse changes of 25% and 50% in equity market prices would result in a corresponding decline in the total fair value of those investments of approximately $2 million and $4 million, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

        In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 clarifies and expands on existing disclosure requirements for a guarantor regarding its obligations under certain guarantees it has issued. FIN No. 45 also requires that the guarantor must recognize a liability for the fair value of its obligations under certain guarantees. The provisions of FIN No. 45 are effective for guarantees entered into after December 31, 2002. At March 31, 2003, we had no outstanding guarantees.

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires consolidation of a variable interest entity by the primary beneficiary of the entity's expected results of operations. FIN No. 46 also requires certain disclosures by all holders of a significant variable interest in a variable interest entity that are not the primary beneficiary. FIN No. 46 is effective immediately for variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, FIN No. 46 is effective in the first interim or annual period beginning after June 15, 2003. The adoption of FIN No. 46 is not expected to have a material effect on our financial position or results of operations.

        In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We have not determined what effect, if any, the adoption of SFAS No. 149 will have on our financial position or results of operations.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for the measurement and classification of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. Effective June 1, 2003, we will account for financial instruments in accordance with SFAS No. 150.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made or incorporated by reference in this MD&A contain information that is not historical, these statements are essentially forward-looking. As such, these statements are subject to risks and uncertainties, including the difficulty of predicting FDA and Canadian Therapeutic Products Programme approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, production interruptions or supply delays at third party suppliers or at our own manufacturing facilities, the outcome of litigation, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in our filings with the SEC, including the risks set forth in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and securities commissions or other securities regulatory authorities in Canada.

BIOVAIL CORPORATION
PART II — OTHER INFORMATION

1.     OPERATIONAL INFORMATION

        The press releases issued by the Company subsequent to the filing of its Form 6-K on November 25, 2002 were as follows:

a)	December 11, 2002	Biovail Acquires Pharma PASS Companies for $190 Million
b)	December 27, 2002	Biovail Acquires Canadian Rights to Wellbutrin® SR and Zyban® From GSK
c)	December 27, 2002	Biovail Announces Extended Marketing Agreement for Zovirax Ointment and Zovirax Cream; Biovail Extends Promotion Agreement for Zovirax products by Ten Years
d)	January 3, 2003	Biovail Announces FDA Approval for Zovirax Cream
e)	February 3, 2003	Biovail and DepoMed Report Positive Phase III Clinical Results for Metformin GR Extended Release Formulation
f)	February 7, 2003	FDA Approves Biovail's Cardizem® LA for Hypertension
g)	February 7, 2003	Biovail Provides 2003 Guidance
h)	February 20, 2003	Biovail Announces FDA Approval of Teveten® HCT for Hypertension — Promotional Activities for This Combination ARB/Diuretic Product Will Begin March 10, 2003
i)	February 27, 2003	Biovail Expands Co-Promotion Arrangement With Reliant Pharmaceuticals for Cardizem® XL
j)	February 27, 2003	Biovail Announces Fourth Quarter and Year End 2002 Earnings Release Conference Call Details
k)	March 4, 2003	Biovail Reports Record Fourth Quarter and Full Year 2002 Financial Results
l)	March 5, 2003	Biovail Reports Clinical Trial Results
m)	March 28, 2003	Biovail to Present at American College of Cardiology in Chicago on March 29 & 30, 2003
n)	March 30, 2003	Biovail: Study Suggests Bedtime Dose of Cardizem® LA Protects Angina Patients from Morning Risks
o)	April 2, 2003	Biovail Launches Cardizem® LA to Physicians; Schedules Q1 Earnings Release for April 29, 2003
p)	April 9, 2003	Biovail Acquires Rights to Controlled Release Acyclovir -Genvir — from Flamel Technologies
q)	April 25, 2003	Biovail Appoints Gregory Szpunar Senior Vice President, Research & Development and Chief Scientific Officer
r)	April 28, 2003	Biovail Acquires Four Cardiovascular Pipeline Products from Athpharma Limited
s)	April 29, 2003	Biovail Reports Positive Cardizem® LA Launch Results
t)	April 29, 2003	Biovail Reports Record First Quarter 2003 Financial Results
u)	May 6, 2003	Biovail Appoints Kristine Peterson Senior Vice President, Commercial Operations
v)	May 7, 2003	Biovail's Cardizem® LA Obtains Favorable Formulary Coverage; Access to over 74 Million Managed Care Lives

w)	May 14, 2003	Biovail Presents Three Poster Presentations at the American Society of Hypertension
x)	May 16, 2003	Study Shows Nighttime Dosing of Biovail's Cardizem® LA Lowers Blood Pressure and Other Risks More Than Nighttime Dosing of Altace
y)	May 16, 2003	Study Shows Nighttime Dosing of Biovail's Cardizem® LA May Be More Effective Than Norvasc in Controlling Morning Blood Pressure and Other Risks in Hypertensive African-Americans

2.     LEGAL PROCEEDINGS

  For detailed information concerning legal proceedings, reference is made to Item 8.A. of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002. There were no material changes in those legal proceedings to May 30, 2003.

3.     MATERIAL ISSUED TO SHAREHOLDERS

  The material issued by the Company to shareholders is attached as the following exhibit:

Exhibit 99.1	First Quarter 2003 Interim Report For Canadian Regulatory Purposes
Exhibit 99.2	First Quarter Report 2003

4.     CERTIFICATIONS

Exhibit 99.3	Certifications of the Chief Executive Officer and Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Biovail Corporation
Date: May 30, 2003	By:	/s/ JOHN R. MISZUK John R. Miszuk Vice President, Controller and Assistant Secretary

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BIOVAIL CORPORATION QUARTERLY REPORT
INDEX PART I — FINANCIAL INFORMATION
PART II — OTHER INFORMATION
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
BIOVAIL CORPORATION PART II — OTHER INFORMATION
SIGNATURES